UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: June 26, 2026

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cellectis S.A.

Explanatory Note

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K, originally filed on June 25, 2026, is being filed solely to correct a clerical error in the voting results previously reported in Exhibit 99.1 to the original Form 6-K. Due to the clerical error, Resolution 30 was improperly identified as “Carried”. The reported voting tallies were correctly reported and remain unchanged. The corrected voting results of the Meeting, attached as Exhibit 99.1 hereto, are corrected to show that Resolution 30 was “Rejected” and replace the results previously reported. There are no other changes to the previously reported voting results.

The information included in this report on Form 6-K/A, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (Nos. 333-284302 and 333-288491) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777, 333-284301 and 333-290218), to the extent not superseded by documents or reports subsequently filed.

Combined Shareholders Meeting Voting Results

Cellectis S.A. (the “Company”) held its Combined General Meeting of Shareholders on June 25, 2026. The voting results of the Meeting, attached as Exhibit 99.1 hereto, are incorporated by reference herein.

EXHIBITS

Exhibit	Title
99.1	Voting Results for the Combined General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

June 26, 2026	By:	/s/ André Choulika
André Choulika
Chief Executive Officer